Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Nippon Steel Corporation

Subject Company: Nippon Steel Corporation (SEC File No. 132-                 )

Subject Company: Sumitomo Metal Industries, Ltd. (SEC File No. 132-                 )

February 3, 2011

Nippon Steel Corporation

Sumitomo Metal Industries, Ltd.

Commencement of Consideration of Business Integration of

Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.

Today, Nippon Steel Corporation (President: Shoji Muneoka) and Sumitomo Metal Industries, Ltd. (President: Hiroshi Tomono) (collectively, the “Companies”) jointly announced that they have agreed to commence consideration of the integration of their entire businesses (the “Business Integration”), targeted for October 1, 2012. The Companies will, with the spirit of their relationship being based on equality, proceed to consider the Business Integration.

I.	Objectives and Background of the Business Integration

1.	Objectives

The Companies would, through the Business Integration, accelerate their global strategies and realize a level of competitiveness which is globally outstanding in all aspects, including technology, quality, and cost, by combining their respective resources that each has built up, and generate synergies through consolidation of the superiority area in their respective businesses. By implementing these measures, the Companies, in the midst of drastic changes to the overall business environment, aim to become a truly world-leading comprehensive steel manufacturer. In addition, through the Business Integration, the Companies aim to better respond to the needs of customers both in Japan and overseas and desire to contribute to further development of the Japanese and global economy and improvement of global society.

2.	Background

The Companies have implemented various measures to strengthen each company’s competitiveness since their alliance commenced in 2002, such as the mutual supply of semi-finished steel products and business consolidation of their respective subsidiaries. These measures have produced excellent results. Nevertheless, confronted with the changes in the business environment surrounding the steel industry such as those mentioned below, the Companies have come to share the understanding that it is crucial to further strengthen their mutual relationship:

(i)	Expansion of steel demand all over the world, especially in emerging countries;

(ii)	Further increase in the need for higher quality and technology arising out of the augmentation of new business areas of steel application, such as those in energy and environment-related sectors;

(iii)	Commissioning of newly constructed steel mills in various countries and intensified competition in the steel supply markets globally; and

(iv)	Globalization of steel consuming industries and rapid and drastic changes in the markets for procuring raw materials for steel.

Under these circumstances, the Companies have decided that the best option for all stakeholders of both Companies, including their shareholders and employees, is for a global top-tier steel manufacturer to be created through the Business Integration, by which more competitive products and services would be provided to meet the changing needs of customers both in and outside of Japan, and the continuous expansion of the Companies’ corporate value could be sought. The Companies have thus reached today’s agreement.

II.	Goals of the Integrated Company

The new company created by the Business Integration (the “Integrated Company”) would endeavor to realize the following goals, aiming at becoming a world-leading comprehensive steel manufacturer.

1.	Promoting and Accelerating the Global Strategies

The Integrated Company would establish a system for supplying a variety of products to customers in the world as a comprehensive steel supplier by complementing the business of each Company through the assembly of the Companies’ and their group companies’ respective technologies, manufacturing bases, products that they are strong at, and their sales networks, and by maximizing the synergies of such assembly. Combining the Companies’ domestic and overseas manufacturing sites and collaborating with their respective business partners having manufacturing bases in various countries would enable the Integrated Company to maintain a global system of production, marketing and sales, and R&D activities, which would cover not only Japan, the United States, and European nations, but also China, ASEAN member states, India, Central and South American countries, Middle and Near East countries, and African countries where economic growth is expected. Furthermore, the Integrated Company would seek and implement measures to reinforce and further expand its global manufacturing and supply system at a faster pace.

2.	Maintaining the World’s Most Advanced Technology

Through the integration of the Companies’ technology and R&D activities, the Integrated Company would maximize the potential of steel as a material and ensure that its technologies in the relevant area are always the most advanced. In addition, the Integrated Company would boost its competitiveness so that it can respond to the changing and upgrading needs of customers by combining the advanced technologies of the Companies, including product development capabilities, and capabilities for responding to customers’ need for quality, and by creating synergies. The Integrated Company would further enhance its capabilities to offer comprehensive proposals to customers, combining proposals relating to both steel and non-steel businesses.

The Integrated Company would also promote further improvement of its technological infrastructure by modernizing its facilities and enhancing the level of technology, and would devote itself to dealing with issues related to raw materials, the global environment, etc., by utilizing the Companies’ technologies to the maximum extent.

3.	Securing Cost Competitiveness in Global Competition

The Integrated Company would pursue greater efficiency and reinforcement of its manufacturing bases by integrating the Companies’ respective technologies and advantages in their manufacturing capabilities, implementing measures to strengthen its organization, including innovation of manufacturing processes, and concentrating and re-organizing resources.

The Integrated Company would endeavor to realize the advantages of the Business Integration at an early stage and to reinforce its business infrastructure by creating synergies and promoting measures to strengthen its competitiveness in operations, technologies, facilities, cost, raw materials, procurement, and production site management (with regard to operations, safety, environment, maintenance, etc.), and would seek to secure cost competitiveness not only for itself but for its group as a whole, to withstand the global competition.

Taking advantage of the advanced technologies, financing capacities, and other strengths of the Companies, the Integrated Company would enhance its capabilities in both procurement and technologies for the effective use of raw materials, and would further reinforce its cost competitiveness.

4.	Reinforcing Business Infrastructure of Non-Steel Segments

With respect to non-steel business segments, such as engineering, urban development, chemicals, new materials and system solutions, the Integrated Company would seek to produce synergies and strengthen its competitiveness, by enhancing its business infrastructure and further improving its comprehensive capabilities to offer business solutions to customers, and assembling proposals relating to both steel and other business segments.

5.	Maximizing Corporate Value and Improving Evaluation from Shareholders and Capital Markets

By implementing the foregoing measures, the Integrated Company would seek to maximize its corporate value and would use its utmost efforts to obtain a high evaluation from shareholders and capital markets by further improving its profitability, promoting the strategic utilization of funds and assets, and building up a stronger financial base.

6.	Aggregation of Resources

The Integrated Company would pursue and work diligently towards the earliest accomplishment of the above goals by strongly promoting unification of all employees of the Companies, all group companies, and all partner contracting companies and aggregating the resources of the Companies, while also taking into due consideration closer cooperation with local communities.

III.	Outline of Integration Plan; Working Group for Consideration of the Business Integration

The Companies will proceed with the plan for the Business Integration pursuant to the following. Such plan will be subject to approval by the Companies’ respective shareholders and the relevant authorities.

1.	Form and Schedule of Integration

(1)	Form of Integration

The Companies will aim to form a business holding company by way of a merger.

(2)	Schedule (Prospective)

February 3, 2011:	Execution of the Memorandum Regarding Consideration of the Business Integration

October 1, 2012:	Effective date of the merger (date of the Business Integration)

The Companies plan to execute a merger agreement targeted for April 2012 at the latest and hold shareholders’ meetings to approve the merger agreement as soon as possible but no later than at their annual ordinary shareholders’ meetings held in June 2012.

2.	Basic Matters (such as company name, headquarters, representative director(s), officers, etc.)

These are to be determined after consultation between the Companies.

3.	Integration Ratio

The integration ratio (i.e., the ratio of the share allotment upon the merger) is to be determined upon consultation between the Companies based on an assessment by external institutions.

4.	Working Group for Promoting Integration

An “Integration Study Committee” co-chaired by the Presidents of both Companies will be organized and it will commence consideration of the Business Integration.

Undetermined items will be disclosed immediately once determined.

[Reference Materials]

Outline of each Company

[Contacts]
Nippon Steel Corporation:	Public Relations Center, General Administration Div.
Tel: +81-3-6867-2135, 2146, or 2147

Sumitomo Metal Industries, Ltd.:	Public Relations Group
Tel: +81-3-4416-6115

[Reference Materials]

Overview of Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.

Trade Name	Nippon Steel Corporation		Sumitomo Metal Industries, Ltd.
Description of Business Activities	1. Steelmaking and steel fabrication (Manufacturing and sales of steel) 2. Engineering and Construction 3. Urban development 4. Chemicals 5. New materials 6. System solutions		1. Steelmaking and steel fabrication (Manufacturing and sales of steel) 2. New materials 3. Civil engineering, construction, plant 4. Electric component 5. Electric power supply 6. System solutions

Date of Establishment	March, 1970		July, 1949

Head Office Location	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8071		5-33, Kitahama 4-chome, Chuo-ku, Osaka 541-0041

Name and Title of the Representative	Shoji Muneoka Representative Director and President		Hiroshi Tomono Representative Director and President

Net Sales (Consolidated basis) (Estimated for FY 2010)	4,100.0 billion yen		1,500.0 billion yen

Crude Steel Production (Consolidated basis including subsidiaries) (2010)	34,480 thousand tons per year		13,320 thousand tons per year

Capital (As of March 31, 2010)	419.5 billion yen		262.0 billion yen

Number of Outstanding Shares (As of March 31, 2010)	6,806 million		4,805 million

Total Assets (As of March 31, 2010)	5,002.3 billion yen		2,403.6 billion yen

Date of Fiscal Year End	March 31		March 31

Number of Employees (As of March 31, 2010)	52,205 (15,845 on a non-consolidated basis)		23,674 (7,079 on a non-consolidated basis)

Main Customers	Metal One Corporation MITSUI & CO., LTD. Nippon Steel Trading Co., Ltd.		Sumitomo Corporation Sumikin Bussan Corporation

Main Banks	Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation The Sumitomo Trust and Banking Co., Ltd.

Major Shareholders and Ownership Percentage (As of March 31, 2010)	Japan Trustee Services, Ltd.	10.1%	Sumitomo Corporation	9.54%

	Sumitomo Metal Industries, Ltd.	4.2%	Nippon Steel Corporation	9.40%

	CBHK-Korea Securities Depository	3.5%	Japan Trustee Services, Ltd. (account in trust)	3.23%

	Nippon Life Insurance Company	3.3%	The Master Trust Bank of Japan, Ltd. (account in trust)	2.83%

	The Master Trust Bank of Japan, Ltd.	3.0%	Kobe Steel, Ltd.	2.34%

	Mizuho Corporate Bank, Ltd.	2.7%	Japan Trustee Services, Ltd. (Sumitomo Mitsui Banking Corporation retirement benefit trust account re-entrusted by The Sumitomo Trust and Banking Co., Ltd.)	1.88%

	Trust & Custody Services Bank, Ltd.	2.1%	Nippon Life Insurance Company	1.85%

	Meiji Yasuda Life Insurance Company	2.1%	Mitsui Sumitomo Insurance Co., Ltd.	1.42%

	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.0%	Japan Trustee Services, Ltd., The Sumitomo Trust and Banking Corporation retirement benefit trust	1.14%

	State Street Bank and Trust Company	1.5%	Sumitomo Life Insurance Company	1.07%

<Operating Results and Financial Position for Past 3 Years>

	Nippon Steel Corporation (Consolidated Basis)			Sumitomo Metal Industries, Ltd. (Consolidated Basis)
Fiscal Year	Fiscal Year Ended March			Fiscal Year Ended March
	2008	2009	2010	2008	2009	2010

Net Assets	2,413.9 billion yen	2,174.8 billion yen	2,335.6 billion yen	949.3 billion yen	904.3 billion yen	879.2 billion yen

Total Assets	5,193.4 billion yen	4,870.6 billion yen	5,002.3 billion yen	2,418.3 billion yen	2,452.5 billion yen	2,403.6 billion yen

Net Assets per Share	303.33 yen	265.23 yen	293.18 yen	194.43 yen	184.92 yen	178.87 yen

Sales	4,826.9 billion yen	4,769.8 billion yen	3,487.7 billion yen	1,744.5 billion yen	1,844.4 billion yen	1,285.8 billion yen

Operating Income	545.5 billion yen	342.9 billion yen	32.0 billion yen	274.3 billion yen	226.0 billion yen	(0.9) billion yen

Ordinary Income	564.1 billion yen	336.1 billion yen	11.8 billion yen	298.2 billion yen	225.7 billion yen	(36.6) billion yen

Net Income	354.9 billion yen	155.0 billion yen	(11.5) billion yen	180.5 billion yen	97.3 billion yen	(49.7) billion yen

Net Income per Share	56.33 yen	24.60 yen	(1.83) yen	39.43 yen	20.98 yen	(10.74) yen

Dividend per Share	11 yen	6 yen	1.5 yen	10 yen	10 yen	5 yen

Relationship between Party Companies

Capital Ties	As of September 30, 2010, Nippon Steel Corporation holds 451,761 thousand shares representing 9.4% of Sumitomo Metal Industries, Ltd.’s outstanding shares and Sumitomo Metal Industries, Ltd. holds 287,613 thousand shares representing 4.2 % of Nippon Steel Corporation’s outstanding shares.

Personnel Ties	Nippon Steel Corporation seconds its employees to joint ventures established by the two companies such as Nippon Steel & Sumikin Metal Products Co., Ltd. and Sumikin & Nippon Steel Stainless Steel Pipe Co., Ltd.

Business Ties	The two companies are engaged in transactions (supply and procurement) with each other with regard to some semi-finished products and finalized products such as steel.

Status Applicable to the Related Parties	N/A

Nippon Steel Corporation (“Nippon Steel”) and Sumitomo Metal Industries, Ltd. (“Sumitomo Metals”), or one of them, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible business combination (or integration) between the two companies, if it is consummated. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Nippon Steel and Sumitomo Metals, or one of them, prior to the shareholders’ meeting(s) at which such business combination (or integration) will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the respective shareholders’ meeting with respect to such business combination (or integration). Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

Nippon Steel

Nippon Steel Corporation

Marunouchi Park Building

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071, Japan

Hiroyuki Marukawa

General Manager, Public Relations Center,

General Administration Div.

Tel: 81-3-6867-2130

E-mail: marukawa.hiroyuki@nsc.co.jp

Sumitomo Metals

Sumitomo Metal Industries, Ltd.

Toriton Square Office Tower Y

8-11, Harumi 1-chome

Chuo-ku, Tokyo 104-6111, Japan

Toshifumi Matsui

Manager, Public Relations Group

Tel: 81-3-4416-6115

E-mail: matsui-tsf@sumitomometals.co.jp

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of Nippon Steel Corporation and Sumitomo Metal Industries, Ltd. in relation to, and the benefits resulting from, their possible business combination (or integration) described above. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the two companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the two companies (or the post-transaction group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The two companies undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the two companies (or the post-transaction group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;

(2)	changes in steel supply, raw material costs and exchange rates;

(3)	changes in interest rates on loans, bonds and other indebtedness of the two companies, as well as changes in financial markets;

(4)	changes in the value of assets (including pension assets), such as marketable securities;

(5)	changes in laws and regulations (including environmental regulations) relating to the two companies’ business activities;

(6)	rise in tariffs, imposition of import controls and other developments in the two companies’ main overseas markets;

(7)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;

(8)	the two companies’ being unable to reach a mutually satisfactory agreement on the detailed terms of the possible business combination (or integration) or otherwise unable to complete it; and

(9)	difficulties in realizing the synergies and benefits of the post-transaction group.